UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - April 2017

Mumbai, May 3, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for April 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR 2016	APR 2017	APR 2016	APR 2017	APR 2016	APR 2017
Micro	NANO	1070	167	1100	350	0	26
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	6473	9400	8006	10870	71	51
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	98	0
UV1	SUMO	993	0	814	49	152	20
UV2	SAFARI, SUMO GRANDE, MOVUS	338	248	539	345	0	0
UV3	ARIA, HEXA	0	1416	0	1213	0	0
V1	VENTURE	60	0	36	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1660	678	1735	1239	28	0
N1- A1	ACE, ACE EX, ACE Zip	8350	5929	6469	5322	903	83
N1- A2	Super ACE, TATA207, XENON, Winger DV	3072	2752	2319	2644	575	448
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	275	27	82	43	0	0
M2- A2	Winger 14 seats, SFC407, CityRide	308	95	319	260	52	0
N2- A1	SFC407, LPT407	1002	948	1162	1020	98	90
N2- A2	SFC709, LPT709	875	635	294	130	72	77
N2- A3	LPT9109	743	143	393	87	177	97
N2- A4	LPT1109	354	89	733	430	84	46
M3- A2	LP709, SFC410, LP410	1374	947	1080	706	261	71
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	716	571	561	432	86	179
M3- C2	LPO1512, LPO1612, Starbus, Divo	434	165	431	336	193	122
N3- A1	LPT1613, LPK1616, SK1613	3623	1508	1900	703	466	634
N3- B1(a)	LPT2518, LPK2518	3331	554	2689	944	117	134
N3- B1(b)	LPT3118	3788	790	2880	1171	307	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	315	0	302	237	9	13
N3-B2(d)	LPS4018, LPS4023	1481	111	1737	313	33	37
N3- B2(e)	LPS4928	402	1	16	0	3	0

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.